LEGAL DEPARTMENT

December 11, 2018

Magic Software Enterprises Ltd.
5 Haplada Street
Or-Yehuda 60218, Israel
Mr, Stephen Krikorian
Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Re:     Magic Software Enterprises Ltd.
 Form 20-F for the Fiscal Year Ended December 31, 2017
 Filed April 30, 2018
 Form 6-K
 Filed September 21, 2018
 File No. 000-19415
Dear Mr. Krikorian:
In furtherance of telephone conversations between our U.S. counsel, Steven Glusband, and Diane Fritz, Staff Accountant, I am able to confirm that our company, Magic Software Enterprises Ltd., will respond on or before January 15, 2019 to the Staff's comments contained in a letter addressed to Mr. Asaf Berenstin, Chief Financial Officer of our company, dated November 28, 2018.
Thank you again for your cooperation.
Very truly yours,
/s/Amit Birk
Amit Birk
General Counsel

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